SEC
Mail Processing
Section
FEB 28 2012
Washington, DC
123

UN
SECURITIES AND 12013994
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-68221

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/11 (MM/DD/YY) AND ENDING 12/31/11 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Wafra Securities Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

345 Park Avenue, 41st Floor
(No. and Street)

New York	New York	10154
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Vincent Campagna 212-759-3700
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

EisnerAmper LLP
(Name – *if individual, state last, first, middle name*)

750 Third Avenue	New York	NY	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Anthony G. Barbuto, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Wafra Securities Corporation, as of December 31st, 2011, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

IULIA VVEDENSKIY
Notary Public, State of New York
No. 01VV6191258
Qualified in Kings County
Commission Expires Aug. 11, 2012

Notary Public

Signature

Financial and Operations Principal/Chief Financial Officer

Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

EISNERAMPER
ACCOUNTANTS & ADVISORS

WAFRA SECURITIES CORPORATION

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2011

EisnerAmper
ACCOUNTANTS & ADVISORS

EisnerAmper LLP
750 Third Avenue
New York, NY 10017-2703
T 212.949.8700
F 212.891.4100

www.eisneramper.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders of
Wafra Securities Corporation
New York, New York

We have audited the accompanying statement of financial condition of Wafra Securities Corporation (the "Company") as of December 31, 2011, that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, and assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Wafra Securities Corporation as of December 31, 2011, in conformity with accounting principles generally accepted in the United States of America.

EisnerAmper LLP

New York, New York
February 23, 2012

WAFRA SECURITIES CORPORATION

Statement of Financial Condition
(expressed in U.S. dollars)
December 31, 2011

ASSETS	
Cash and cash equivalents	$ 358,737
Accounts receivable	27,314
Due from InterVest	10,712
	$ 396,763
LIABILITIES	
Accrued expenses	$ 139,500
Due to administrator	48,965
	188,465
SHAREHOLDERS' EQUITY	
Common stock, $1,000 par value; 25 shares authorized; 25 shares issued and outstanding	25,000
Additional paid-in capital	25,000
Retained earnings	158,298
	208,298
	$ 396,763

See notes to statement of financial condition

WAFRA SECURITIES CORPORATION

Notes to Statement of Financial Condition
December 31, 2011

NOTE A - DESCRIPTION OF BUSINESS

Wafra Securities Corporation (the "Company") was formed on January 26, 2009 and became a registered broker-dealer on January 14, 2010. The Company is registered under the Securities Exchange Act of 1934 as a broker-dealer in securities and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company claims an exemption from the Securities Exchange Commission ("SEC") customer protection Rule 15c3-3 pursuant to section (k)(2)(i) and does not effect any transactions with customers. Broker-dealer activities include investment banking and consulting services.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

[1] Use of estimates:

The preparation of this financial statement in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement. Actual results could differ from those estimates.

[2] Cash equivalents:

The Company considers all highly liquid financial instruments with an original maturity of 90 days or less at the time of purchase to be cash equivalents.

[3] Revenue recognition:

Investment banking revenues consist of private placement related service fees and consulting revenues. Private placement related service fees are recorded on the closing date of the transaction. Consulting revenues primarily include monthly fees charged for services associated with providing advice regarding certain financial markets. Consulting revenues are recorded when the services (or, if applicable, separate components thereof) to be performed are substantially complete, the fees are determinable and collection is reasonably assured. Expenses associated with private placement transactions and consulting services are recorded as commission expenses.

[4] Income taxes:

The Company has elected to be treated as a small business corporation (Sub-Chapter S Corporation) under Section 1372 (a) of the Internal Revenue Code, and, therefore, the profits and losses will be reported on the shareholders' individual federal income tax returns. Accordingly, no provision has been made in the accompanying financial statement for any federal income taxes. Effective January 1, 2011, the shareholders of the Company elected to be treated as an S Corporation for both federal and New York State purposes. From January 14, 2010 through December 31, 2010, the Company filed federal, state and local income tax returns as a C Corporation.

The Company applied the "more-likely-than-not" recognition threshold to all tax positions taken or expected to be taken in a tax return, which resulted in no unrecognized tax benefits as of December 31, 2011.

NOTE C - NET CAPITAL AND OTHER REGULATORY REQUIREMENTS

The Company is subject to the SEC's Uniform Net Capital Rule 15c3-1 and the CFTC's Regulation 1.17, which require the maintenance of minimum net capital. In accordance with SEC Rule 15c3-1, a broker or dealer that does not receive, directly or indirectly, or hold funds or securities for, or owe funds or securities to, customers, and does not carry accounts of, or for, customers, shall maintain net capital of not less than $5,000. At December 31, 2011, the Company had net capital of approximately $170,272, which exceeded its minimum capital requirement of $12,564 by $157,708.

The Company is exempt from SEC Rule 15c3-3, as no customer accounts are held, and therefore is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers."

NOTE D - COMMITMENTS AND CONTINGENCIES

In connection with an administrative agreement between the Company and Wafra Investment Advisory Group ("WIAG"), the Company pays monthly service fees to WIAG to reimburse WIAG for operating support. The agreement is in effect through October 31, 2011 and is automatically renewed annually. The Company may elect to terminate the agreement at any time with 30 days' written notice (see Note F).

NOTE E - INCOME TAXES

At December 31, 2011 there were no deferred tax assets or liabilities due to the Company's Sub-Chapter S election which was effective January 1, 2011. The Company's tax years since inception remain open to examination for all taxing authorities.

NOTE F - RELATED PARTY TRANSACTIONS

Shareholders of the Company are also officers of a related company, Wafra InterVest Corporation ("InterVest"). During the year ended December 31, 2011, total placement related service fees of $342,154 were earned from entities managed by InterVest or its subsidiary and in which affiliates of InterVest are equity participants. As of December 31, 2011, $10,712 was receivable from InterVest relating to these services and included in due from InterVest on the statement of financial condition as of December 31, 2011.

Total director and chairman fees aggregating $105,000 were accrued for the directors, who are shareholders of the Company, for the year-end December 31, 2011.

The Company entered into an administrative service agreement with WIAG to reimburse it for operational support. These services include office space, services of personnel, professional fees, regulatory filing fees, as well as bookkeeping and accounting support services. Servicing fees under the administrative service agreement earned by WIAG totaled $16,860 for the year ended December 31, 2011. As of December 31, 2011, $8,430 was payable to WIAG relating to these services and included in due to administrator on the statement of financial condition as of December 31, 2011.

NOTE G - SUBSEQUENT EVENTS

In January 2012, the Company declared a distribution to its shareholders in the total amount of $127,500.